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FEB 23 2017

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SE 17005515 N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48786

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AUFHAUSER SECURITIES INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

112 West 56th Street
(No. and Street)

New York NY 10019
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

R. K. Aufhauser 212-246-0205
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Damsky, CPA PC
(Name – *if individual, state last, first, middle name*)

260 Middle Country Road, Selden NY 11784
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AMB

OATH OR AFFIRMATION

I, Robert Keith Aufhauser, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aufhauser Securities Inc., as of 31st of December, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

R K Aufhauser

Signature

President

Title

Lena A Dimino
Notary Public, State of New York
No. 01DI6030099
Qualified in Queens County
Commission Expires Sept 2018

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MICHAEL DAMSKY CPA, P.C.
260 MIDDLE COUNTRY ROAD SUITE 8B
SELDEN, NEW YORK 11784
Tel 631-595-2073
Fax 631-586-9398

INDEPENDENT AUDITORS' REPORT

Mr. Keith Aufhauser
Aufhauser Securities, Inc.
112 West 56th Street
New York, NY 10019

We have audited the accompanying statement of financial condition of Aufhauser Securities, Inc. as of December 31, 2016, and the related statements of operations, changes in members' equity, cash flows for the year then ended, and the related notes to the financial statements that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aufhauser Securities Inc. as of December 31, 2016, and the results of its operations, and its cash flows for the year then ended, in accordance with Public Company Accounting Oversight Board (United States).

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in the supplementary schedules on page 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with the Public Company Accounting Oversight Board (United States). In our opinion the information contained in the supplementary schedules on page 13, are fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Very truly yours,

Michael Damsky

Michael Damsky CPA, P.C.
Certified Public Accountant
Selden, New York
February 14, 2017

MICHAEL DAMSKY CPA, P.C.
260 MIDDLE COUNTRY ROAD
SELDEN, NEW YORK 11784
Tel 631-595-2073
Fax 631-586-9398

MEMBER:

PUBLIC OMPANYACCOUNTING OVERSIGHT BOARD

NEW YORK STATE SOCIETY OF CERTIFIED PUBLIC ACOUNTANTS

Mr. Keith Aufhauser
Aufhauser Securities Inc.

112 West 56th Street
New York, NY 10019

Dear Mr. Aufhauser:

We have reviewed management's statements, included in the accompanying Claim for Exemption in which Aufhauser Securities Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Aufhauser Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: Aufhauser identified 15c-3-3(k)(2)(ii). and Aufhauser Securities Inc. stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. Aufhauser Securities Inc. management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Aufhauser Securities Inc. compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) *(2)(ii),* of Rule 15c3-3 under the Securities Exchange Act of 1934.

MICHAEL DAMSKY CPA, P.C.

Michael Damsky

Selden, New York

February 14, 2017

MICHAEL DAMSKY CPA, P.C.
260 MIDDLE COUNTRY ROAD SUITE 8B
SELDEN, NEW YORK 11784
Tel 631-595-2073
Fax 631-586-9398

MEMBER:

PUBLIC OMPANYACCOUNTING OVERSIGHT BOARD

NEW YORK STATE SOCIETY OF CERTIFIED PUBLIC ACOUNTANTS

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Mr. Keith Aufhauser
Aufhauser Securities, Inc.
112 West 56th Street
New York, New York 10019

We have examined the financial statements of Aufhauser Securities, Inc. as required by the Financial Industry Regulatory Authority and the Securities and Exchange Commission as of December 31, 2016 and have issued a report thereon dated February 14, 2017. In accordance with rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule (FormSIPC-7) of Securities Investor Protection Corporation assessments and payments of Aufhauser Securities, Inc. for the year ended December 31, 2015. Our procedures were performed to solely to assist you in complying with rule 17a-5(e)(4), and our report is not to be used for any other purpose. The procedures we performed were as follows:

1. Compared listed assessment payments with respective cash disbursement records entries;
2. Compared amounts reported on the audited form X-17A-5 for the period January 1, 2016, to December 31, 2016, with the amounts reported in the General Assessment Reconciliation (Form SIPC-7);
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments; and
5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, we found that the Company overpaid SIPC by $284.00 in that it did not deduct the proper amount of SIPC assessment paid in June. Nothing else came to our attention that caused us to believe that the amounts shown on Form SIPC-7 were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of Aufhauser Securities, Inc. taken as a whole.

Very truly yours,
MICHAEL DAMSKY CPA, P.C

Michael Damsky

Selden, New York
February 14, 2017

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2016

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

7*7*******489******************ALL FOR AADC 100
48786 FINRA DEC
AUFHAUSER SECURITIES INC
112 W 56TH ST 10TH FL
NEW YORK NY 10019-3841

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

AUFHAUSER 212-246-0205

2. A.	General Assessment (item 2e from page 2)	$ 1428
B.	Less payment made with SIPC-6 filed (exclude interest) 8/26/16 (CHECK #563) Date Paid	(377)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 1051
G.	**PAYMENT:** √ the box **Check mailed to P.O. Box** ☐ **Funds Wired** ☐ **Total (must be same as F above)** $ 1051	
H.	Overpayment carried forward $( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

AUFHAUSER SECURITIES INC
(Name of Corporation, Partnership or other organization)

R K Aufhauser
(Authorized Signature)

(Title)

Dated the 17 day of January, 2017.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2016 and ending 12/31/2016

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 810549
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	230897
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 68	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 8540	
Enter the greater of line (i) or (ii)	8540
Total deductions	239437
2d. SIPC Net Operating Revenues	$ 571112
2e. General Assessment @ .0025	$ 1428
	(to page 1, line 2.A.)

AUFHAUSER SECURITIES, INC.
FINANCIAL STATEMENT and SUPPLEMENTARY SCHEDULE

PURSUANT TO RULE 17 a – 5 UNDER THE SECURITIES EXCHANGE ACT OF 1934 YEAR ENDED DECEMBER 31, 2016

REPORT OF INDEPENDENT PUBLIC ACCOUNTANT

Attached Herewith (4 pages; precedes this numbered section)

Contents

AUFHAUSER SECURITIES INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

Assets:	
Cash in Banks	*0*
Receivables from broker-dealers, exchanges and clearing organizations (net of allowance)	*1,635,722.66*
Other Receivables	*nil*
Total Assets	*1,635,722.66*
LIABILITIES and STOCKHOLDERS' EQUITY	
Liabilities:	
Payable to broker Dealers, exchange	*13,476.19*
Payable to affiliate	*nil*
Accounts payable and Accrued Expenses	*118,603.18*
Total Liabilities	*132,079.37*
Stockholders' Equity:	
Common Stock	*30,000.00*
Additional Paid in Capital	*480,000.00*
Retained Earnings	*993,643.29*
Total Stockholder's Equity	*1,503,643.29*
Total Liabilities and Stockholder's Equity	*1,635,722.66*

AUFHAUSER SECURITIES INC.
STATEMENT OF OPERATIONS
DECEMBER 31, 2016

Income:		
	,	
Commission Income	758,148.64	
Interest Income	21604.96	
Other Income	30795.18	
		810,548.78
Expenses:		
Employee Compensation	260,658.27	
Commission Expense	230,897.54	
Rent Expense	108,000.00	
Regulatory Fees	27,435.52	
Professional Fees	57,694.00	
Other Expense	127,746.51	
		812,431.84
Income before Income Taxes Provision		(1,883.06)
Income Taxes:		
Federal Income Tax		0
New York State& City		3918.00
Net Income		(5,801.06)

AUFHAUSER SECURITIES INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2016

Cash Start of Yea	*0*
Cash Flows from Operating Activities	
Net Income	*(5,801.06)*
(increase)decrease in operating assets	
Receivables from Brokers, Exchanges and Clearing Organizations	*201,426.29*
Receivables, other	*1,126.00*
increase(decrease) in operating liabilities	
Payable to Brokers, Exchanges and Clearing Organizations	*13,008.94*
Accounts Payable	*(209,760.17)*
Securities sold, not yet purchased	*0*
Cash and cash equivalents at end of year	*0*

		Common Stock	*Paid In Capital*	*Retained Earnings*
Balance at	*January 1, 2016*	*$ 30,000*	*$480,000*	*$999,444.35*
Net Income				*_(5,801.06)_*
Balance at	*December 31, 2016*	*$ 30,000*	*$480,000*	*$993,643.29*

AUFHAUSER SECURITIES INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016

Organization and Nature of Business:
Aufhauser Securities, Inc. (the "Company") ,established on June 14,1994, is registered as a broker-dealer under the Securities and Exchange Act of 1934, and also is a member of the Financial Industry Regulatory Authority ("FINRA"). The company operates as a discount broker. It clears all transactions on a fully disclosed basis through a clearing broker.

Summary of Significant Accounting Policies

Basis of Presentation
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

The Company has traded in stocks and options for its own accounts.

The Company is registered with the SEC as a market maker, but it has not made any market during calendar year 2016.

Securities are carried at market value.

Revenue Recognition
Commission revenues include commissions, mutual fund distribution fees and contingent deferred sales charge revenue, which are all accrued as earned.

Securities transactions and the related commission revenue and expenses are recorded on the trade date. The Company is exposed to risk of loss on these transactions in the event a client or broker fails to meet the terms of their contracts, in which case the Company may have to purchase or sell the positions at prevailing market prices.

Cash and Cash Equivalents
Cash and cash equivalents include cash maintained at a U.S. bank. The Company defines cash equivalents as short term interest bearing investments with original maturities at the time of purchase of three months or less. At December 2016, cash and cash equivalents balance was zero. In order to pay current expenses, the Company operates a

"Cash Management Account" at its clearing broker and carries the balance in that account as an asset due from its clearing broker.

Securities owned, at fair value

Securities owned are recorded at estimated fair value using closing exchange quoted prices. Principal securities transactions and related revenues and expenses are recorded on a trade date basis.

Income Taxes

The Company provides for income taxes on all transactions that have been recognized in the Financial Statements in accordance with ASC 740, Income Taxes *("Income Tax Accounting"). Accordingly, deferred taxes are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. The effects of tax rate changes on deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in net earnings in the period during which such changes are enacted. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts that are more-likely-than-not to be realized. As of December 31, 2016, the company's income tax provision is zero.*

Receivable From and Payable to Broker-Dealers, Exchanges, and Clearing Organizations

Receivable from brokers include cash held at clearing brokers, amounts receivable for unsettled transactions, and fees & commissions payable and receivable. The Company executes trades which are cleared by clearing broker and is subject to credit risk in the event counterparty does not fulfill its obligation to complete a transaction. Under the terms of its arrangements with the clearing broker, the clearing broker has the right to charge the Company for losses resulting from the Company's failure to fulfill its contractual obligations, and these losses are not capped. At December 31, 2016, the Company had not recorded any liabilities with regard to this right, with the exception of a $175,000 charge to reflect the probable change in clearing brokers in 2017 and the associated termination fee.

Securities owned, at fair value

Fair Value Measurement

ASC 820, "Fair Value Measurement and Disclosures" defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, income or cost approach, as specified by ASC 820, are used to

measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1: These are inputs based on quoted prices (unadjusted) in active markets for
identical assets or liabilities that the Company has the ability to access.

Level 2: These are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3: These are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include The Company' own data.

As of December 31, 2016, the Company balance for securities owned was zero.

Regulatory Requirements
The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule, (Rule 15c3-1) which requires the maintenance of minimum net capital. As a broker-dealer and member organization of "FINRA", the Company is subject to the Uniform Net Capital Rule 15c3-1 as defined, of 6.667% of aggregate indebtedness, as defined, or $250,000 whichever is greater. At December 31, 2016, the company reported a net capital of $ 1,503,644 which exceeded that minimum requirement of $250,000 by $ 1,253,644.

The company's minimum net capital requirement, according to SEC 15c3-1 is $250,000. Nonetheless, during the period January 1, 2016 through December 31, 2016, the company reported (and exceeded) a minimum net capital on its FOCUS reports through an abundance of caution.

The Company is exempt from SEC Rule 15c3-3 pursuant to paragraph (k) (2) (ii), because it does not carry security accounts for customers or perform custodial functions related to customer securities.

Litigation, Arbitration, Regulatory Action
In the normal course of business, the Company may be named as a defendant in certain litigation, arbitrations and regulatory actions arising out of its activities as broker dealer in securities. Management believes that as of December 31, 2016, that the Company is not subject to any litigation, arbitration, or regulatory action.

Risk

In the normal course of business, the Company's securities activities involve execution, settlement and financing of various securities transactions on behalf of customers. These activities may expose the Company to off-balance sheet credit and market risk in the event the Company's clearing broker is unable to complete a transaction.

The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company is obligated to settle transactions with brokers and/or other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions on settlement date, generally three business days after trade date. If customers do not fulfill their contractual obligations, the Company may incur losses.

Market Risk

Market risk is the risk of loss resulting from adverse changes in market rates and prices, including interest rates and foreign currency exchange rates. As of December 31. 2016 the company incurred no such risk.

Margin Risk

Margin risk occurs because the Company may borrow funds in order to increase the amount of capital available for investing or trading purposes. As of December 31, 2016, the company had no margin loans payable.

Concentration

The Company is dependent on its clearing brokers to execute its trading strategy and is exposed to risk if the clearing brokers fail to meet their obligations. The replacement of this service could take several months, thereby affecting the normal operations of company.

Transactions with Related Parties

The Company has a services, space sharing, and expense agreement with an affiliated company. This agreement covers support services provided by the affiliated employees, fixed expenses, and office space utilized by the Company. As of December 31, 2016, total payable to affiliates was zero.

Subsequent Events

The Company has performed an evaluation of subsequent events through February 15, 2017, which is the date the financial statements were issued. There have been no material subsequent events that occurred during such period that would be required to be recognized in the financial statements as of and for the year ended December 31, 2016.

SUPPLEMENTARY SCHEDULE

COMPUTATION OF NET CAPITAL
UNDER RULE 15c 3-1

YEAR ENDED DECEMBER 31, 2016

Computation of Net Capital

Members' Capital		*1,503,644*
Deductions		
Non-allowable assets		
Securities owned		
Commission and fee receivable		
Other assets		
Net capital before haircuts		*1,503,644*
Haircuts on Securities		
Other securities		
Total haircuts		
Net capital after haircuts		*1,503,644*
Computation of alternative net capital requirement		
Minimum net capital required (the greater of $250,000 or 6 2/3% of Aggregate Indebtedness		*250,000*
Excess net capital		*1,253,644*

Paragraph pursuant to d)(4) of SEC Rule 17a-5

There are no material differences between the above computation and the unaudited Part II Focus fi
Company as December 31, 2016

Aufhauser Securities Inc.

CLAIM FOR EXEMPTION FROM THE REPORTING REQUIREMENTS OF SEC RULE 15c3-3

December 31, 2016

Pursuant to the Securities and Exchange Act of 1934, rule 17a-5, we provide the following statement:
The company is a non-clearing, introducing broker. The company operates with a minimum net capital requirement of $250,000. The company claims exemption from SEC rule 15c3-3 relating to the custody of customer funds in accordance with SEC rule 15c-3-3(k)(2)(ii). The company met the requirements of SEC rule 15c3-3(k)(2)(ii) throughout the period from January 1, 2016 through December 31,2016.